Exhibit 99.1

Tiziana Life Sciences Announces Comprehensive Positive Results from Study of Nasal Foralumab in Patients with Multiple Sclerosis

●	Meaningful Fatigue score reduction seen in study is a critically important quality of life (QoL) measure for Multiple Sclerosis patients.

●	All patients experienced stabilization of Expanded Disability Status Scale (EDSS) scores.

●	TSPO-PET imaging showed significant reductions in microglial activation at six months (p<0.05).

NEW YORK, May 6, 2025 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies with its lead development candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, today announced promising results from an open-label clinical study evaluating nasal foralumab, the world’s only fully human anti-CD3 monoclonal antibody administered intranasally, for the treatment of non-active secondary progressive multiple sclerosis (na-SPMS). This comprehensive study demonstrated that nasal foralumab was safe, induced potent regulatory immune responses, reduced microglial activation, and stabilized clinical progression in patients suffering from progression independent of relapse activity (PIRA)—a major unmet need in the treatment of MS, and a key disease endpoint for intranasal foralumab development. The article is titled “Nasal foralumab treatment of PIRA induces regulatory immunity, dampens microglial activation and stabilizes clinical progression in non-active secondary progressive MS.” This study is the first to integrate, F18TSPO PET, Proteomics, and Clinical assessments in na-SPMS. These findings in MFIS score reduction are a critically important Quality of Life (QoL) measure for patients with MS.

Study Highlights:

●	Ten patients with na-SPMS, who continued to progress despite B-cell therapy, were treated with nasal foralumab for a minimum of six months.

●	No serious or severe treatment-related adverse events were reported.

●	All patients experienced stabilization of their Expanded Disability Status Scale (EDSS) scores; three of four patients that were treated continuously for 12 months showed improvement.

●	Fatigue, a major symptom burden in MS, improved in six out of ten patients, as measured by the Modified Fatigue Impact Scale (MFIS).

●	Total MFIS scores correlated strongly with mGALP scores in the hippocampus (r=0.89, p=0.007) at baseline.

●	No new T2 lesions were observed on MRI.

●	TSPO-PET imaging showed significant reductions in microglial activation at six months (p<0.05).

●	Single-cell RNA sequencing revealed early and sustained changes in peripheral immune cells, including increased regulatory T cells (Tregs) and expression of TGFβ across multiple cell types.

“Our findings mark a significant advancement for patients living with non-active Secondary Progressive MS, who currently have very limited treatment options,” said Tanuja Chitnis, M.D., Principal Investigator and Professor of Neurology at Harvard Medical School and senior neurologist at Brigham and Women’s Hospital, a founding member of Mass General Brigham Healthcare System. “Nasal administration of foralumab represents a novel, non-invasive approach that not only induces regulatory immunity but also reduces harmful CNS inflammation.”

PIRA and progressive forms of MS are characterized by central nervous system-centric inflammation driven by microglial activation, processes not adequately addressed by existing therapies. Traditional MS treatments targeting B-cells and cell trafficking have limited efficacy in managing progression behind the blood-brain barrier.

Nasal foralumab leverages the mucosal immune system to induce regulatory immune responses, offering a novel mechanism to suppress CNS inflammation without the systemic immunosuppression seen with intravenous therapies. Previous studies showed that nasal anti-CD3 could treat progressive MS in animal models by expanding LAP+ and IL-10+ Tregs, providing the scientific rationale for this human study.

In parallel with these encouraging results, Tiziana Life Sciences has initiated a randomized, double-blind, placebo-controlled Phase 2 clinical trial to further assess the efficacy and safety of nasal foralumab in a larger cohort of patients with na-SPMS. This trial is expected to reach top line data read out at the end of 2025.

“We are incredibly excited by these results, which validate the potential of nasal foralumab to fundamentally shift the treatment paradigm for progressive MS,” said Ivor Elrifi, Chief Executive Officer of Tiziana Life Sciences. “We are also committed to advancing this promising therapy into other larger clinical studies, such as Alzheimer’s Disease and ALS as quickly as possible.”

This article has been submitted for peer review, and the full preprint is available here: https://www.medrxiv.org/content/10.1101/2025.04.30.25326602v1

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biological drug candidate that has been shown to stimulate T regulatory cells when dosed intranasally. At present, 10 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development. The non-active SPMS intranasal foralumab Phase 2 trial (NCT06292923) began screening patients in November of 2023. Immunomodulation by intranasal foralumab represents a novel avenue for the treatment of neuroinflammatory and neurodegenerative human diseases.[1],[2]

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120

[2]	https://www.pnas.org/doi/10.1073/pnas.2309221120

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ’seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors described more fully in the section entitled ‘Risk Factors’ in Tiziana’s Annual Report on Form 20-F for the year ended December 31, 2023, and other periodic reports filed with the Securities and Exchange Commission. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

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